AD
1/14

PD
1/13/13

13026422

S MISSION

SECURITIES AND EXCHAN
RECEIVED
NO
DIVISION OF TRADING & MARKETS

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden<br>hours per reponse...12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# ~~PART III~~

| SEC FILE |
|---|
| 8-31464 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALPINE SECURITIES CORPORATION

| OFFICIAL USE |
|---|
| CRD # 14952 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 East 400 South
(No. And Street)

| Salt Lake City | Utah | 84111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Groskreutz (801) 355-5588
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2013
DIVISION OF TRADING & MARKETS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tavaran, Askelson & Company
(Name -- *if individual, state last, first, middle name*)

| 23974 Aliso Creek Road, Suite 395 | Laguna Niguel | California | 92677 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PD
1/24/13

# OATH OR AFFIRMATION

I, Todd Groskreutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHAEL BENSON HADLEY
*Notary Public State of Utah*
My Commission Expires on:
April 18, 2015
Comm. Number: 608751

Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Registered Public Accounting Firm on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALPINE SECURITIES CORPORATION

## Financial Statements

## For The Year Ended September 30, 2013

## (Together With Report of Independent Registered Public Accounting Firm)


ALPINE SECURITIES
Stock Brokerage & Investment Company

# ALPINE SECURITIES CORPORATION
# TABLE OF CONTENTS

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of Alpine Securities Corporation (the "Company") as of September 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**Tarvaran Askelson & Company, LLP**

Tarvaran Askelson & Company

Laguna Niguel, California
November 14, 2013

# ALPINE SECURITIES CORPORATION
# STATEMENT OF FINANCIAL CONDITION
## September 30, 2013

| | | |
|---|---|---|
| **Assets** | | |
| Cash | | $ 1,472,200 |
| Cash segregated under Federal and other regulations | | 902,141 |
| Prepaid expenses | | 379 |
| Receivables: | | |
| Customers | $ 153,325 | |
| Broker - dealers | 1,394,765 | |
| Clearing organizations | 272,039 | |
| | | 1,820,129 |
| Furniture and Equipment, at cost, less accumulated depreciation of $143,554 | | 144,301 |
| **Total Assets** | | $ 4,339,150 |
| **Liabilities and Stockholder's Equity** | | |
| **Current liabilities** | | |
| Payable to customers | | $ 211,156 |
| Payable to broker - dealers | | 22,099 |
| Payable to correspondents | | 718,870 |
| Accounts payable and accrued expenses | | 335,895 |
| Salaries and commissions payable | | 220,244 |
| Total current liabilities | | 1,508,264 |
| **Long-term liabilities** | | |
| Correspondent deposits | | 275,000 |
| **Total iabilities** | | 1,783,264 |
| **Stockholders' Equity** | | |
| Common stock, $.50 par value; 200,000 shares authorized, 177,849 shares issued and outstanding | | 88,925 |
| Additional paid-in capital | | 1,870,784 |
| Retained earnings | | 596,177 |
| **Total Stockholder's Equity** | | 2,555,886 |
| **Total Liabilities and Stockholder's Equity** | | $ 4,339,150 |

The accompanying notes are an integral part of these financial statement.

# ALPINE SECURITIES CORPORATION
## STATEMENT OF INCOME (LOSS)
## For The Year Ended September 30, 2013

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 3,491,081 |
| Clearing income from correspondents | 3,230,064 |
| Certificate deposit fees | 2,297,355 |
| Transaction fees | 1,326,065 |
| Transfer fees | 1,586,550 |
| Assessment fees | 182,721 |
| Interest income | 926 |
| **Total Revenues** | 12,114,762 |
| **Expenses:** | |
| Commissions | 1,349,535 |
| Salaries and benefits | 1,257,320 |
| Clearing | 659,417 |
| Service providers | 415,482 |
| Communications | 102,855 |
| Payroll taxes | 124,314 |
| Data processing | 39,178 |
| Postage and delivery | 149,151 |
| Rent | 237,694 |
| Repairs and maintenance | 196,643 |
| Transfer fees | 860,242 |
| Professional services | 426,324 |
| Depreciation | 17,039 |
| Regulatory fees | 301,790 |
| Travel and entertainment | 8,166 |
| Bank fees | 119,988 |
| Loss on disposal of asset | 236 |
| Net loss on trading accounts | 457 |
| Other | 225,697 |
| **Total Expenses** | 6,491,528 |
| **Net Income** | $ 5,623,234 |

The accompanying notes are an integral part of these financial statement.

# ALPINE SECURITIES CORPORATION
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### For The Year Ended September 30, 2013

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at September 30, 2012 | 177,849 | $ 88,925 | $ 1,870,784 | $ 366,610 | $ 2,326,319 |
| Dividends paid | - | - | - | (5,393,667) | (5,393,667) |
| Net income | - | - | - | 5,623,234 | 5,623,234 |
| Balance at September 30, 2013 | 177,849 | $ 88,925 | $ 1,870,784 | $ 596,177 | $ 2,555,886 |

The accompanying notes are an integral part of these financial statement.

# ALPINE SECURITIES CORPORATION
## STATEMENT OF CASH FLOWS
### For The Year Ended September 30, 2013

| | |
|---|---|
| **Cash Flows From Operating Activities:** | |
| Net income | $ 5,623,234 |
| Adjustments to reconcile net income to net cash from operating activities: | |
| Depreciation | 17,039 |
| Loss on sale of assets | 236 |
| (Increase) decrease in operating assets: | |
| Deposits with clearing organizations | 270,000 |
| Prepaid expenses | (379) |
| Receivables | (847,179) |
| Increase (decrease) in operating liabilities: | |
| Payable to customers | (172,321) |
| Payable to broker - dealers | (1,623,976) |
| Payable to correspondents | 112,725 |
| Accounts payable and accrued expenses | 118,239 |
| Salaries and commissions payable | (82,626) |
| Trading deposits - payable to employees | - |
| **Net Cash From Operating Activities** | 3,414,992 |
| **Cash Flows From Investing Activity:** | |
| Purchase of furniture and equipment | (51,640) |
| **Net Cash From Investing Activity** | (51,640) |
| **Cash Flows From Financing Activities:** | |
| Dividends paid | (5,393,667) |
| **Net Cash from Financing Activities** | (5,393,667) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (2,030,315) |
| **Cash and Cash Equivalents, September 30, 2012** | 4,404,656 |
| **Cash and Cash Equivalents, September 30, 2013** | $ 2,374,341 |

The accompanying notes are an integral part of these financial statements.

## ALPINE SECURITIES CORPORATION
## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984 as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges a transaction fee per trade ticket.

Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash balances in accounts segregated under federal and other regulations in excess of required balances to be cash and cash equivalents.

Receivables

Receivables are recorded on a settlement date basis except for unsettled trades of marketable securities held in the Company's trading account. Receivables arising from these trades, if any, are accounted for on a trade date basis and are included as a component of receivable from clearing organizations.

Receivables are written-off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at September 30, 2013. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and the financial stability of its customers.

Commission

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Net Income (Loss)

The line item 'Transaction fees' includes the following revenues from customers:

- Wire fees
- Early pay wire fees
- Rush fees
- Other miscellaneous fees charged to customers.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Trading Securities

Marketable securities in the Company's trading account are recorded on a trade date basis and valued at market value. The resulting difference between actual cost and market (or fair value) is included in income. The portion of gains and losses for the year that relate to trading securities held by the Company as of September 30, 2013 is $0.

Furniture and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using accelerated methods.

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Revenue Recognition

Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Income Taxes

The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2013, the Company's uninsured cash balances totaled $2,960,848.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $500,741 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2013 was $20,183. No additional deposit was required to be made as of September 30, 2013.

Cash of $401,400 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2013 was $318,180.

## NOTE 3 DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposit requirements with its clearing organizations totaling $267,000 as of September 30, 2013.

## NOTE 4 FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of September 30, 2013.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2013.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2013.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2013.

| Description | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets:** | | | |
| None | $ - | $ - | $ - |
| **Total** | $ - | $ - | $ - |
| **Liabilities:** | | | |
| None | $ - | $ - | $ - |
| **Total** | $ - | $ - | $ - |

## NOTE 5 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee receivable and employee payable account balances from the customer account receivables and payables.

## NOTE 6 STOCKHOLDERS' EQUITY

During the year ended September 30, 2013 the Company had a net income of $5,623,234 and paid out dividends to stockholders totaling $5,393,667 resulting in a net increase to retained earnings of $229,567.

## NOTE 7 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for a correspondent firm which became a related party on March 3, 2011 when the entity came under new ownership. The Company's new owner is a Limited Liability Company which is owned by the President of the correspondent firm, and the correspondent firm is owned by a family member of the President.

At September 30, 2013, the Company held customer deposits of the related party totaling $424,448. Revenue from performing services for the related party and its customers for the year ended September 30, 2013 was $973,274 of clearing income, $71,895 of assessment fee income, and $1,043,950 of other income. Total revenues from the related party and its customers comprise approximately 17% of the Company's total revenues for the year ended September 30, 2013.

During the year, the Company entered into a 10 year lease agreement with a related party for a new building that the Company will move into after September 30, 2013. The lease commenced on November 1, 2012 and will expire October 31, 2022. The lease requires minimum monthly payments of approximately $18,000 per month with yearly adjustments coinciding with the Consumer Price Index (CPI), with a minimum yearly increase of 3%. Lease payments made to the related party totaled $178,260 during the year ended September 30, 2013. A schedule of yearly lease payments is shown below:

| Year ending September 30, | Amount |
|---|---|
| 2014 | $ 221,940 |
| 2015 | 228,598 |
| 2016 | 235,456 |
| 2017 | 242,520 |
| Remaining | 1,365,984 |
| | $ 2,294,498 |

## NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2013, the Company had net capital (calculated on trade date basis) of $2,381,535 which was $2,131,535 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.740 to 1.

## NOTE 9 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 10 LINES OF CREDIT

During the year, the Company opened a line of credit with Zions First National Bank for up to $2,500,000 with a variable interest rate based on the 90 day LIBOR rate. As of September 30, 2013, this line of credit remained unused.

Also during the year, the Company opened a line of credit with John Hurry (a related party) for up to $2,000,000 with interest rates of 25% per annum with a $1,000 fee per draw. If the Company requests more than the $2,000,000 limit, additional funds will be provided at a rate of 50% per annum with a $2,000 fee per draw. As of September 30, 2013 this line of credit remained unused.

## NOTE 11 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2013, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Salt Lake City, Utah.

# SUPPLEMENTARY INFORMATION

# ALPINE SECURITIES CORPORATION
# COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## September 30, 2013

| | | |
|---|---|---|
| **Computation Of Net Capital** | | |
| Total ownership equity from Statement of Financial Condition | | $ 2,555,886 |
| Deduct ownership equity not allowable for net capital | | - |
| Total Ownership Equity Qualified for Net Capital | | 2,555,886 |
| Deductions and/or charges: | | |
| Total non-allowable assets from Statement of Financial Condition | $ 146,392 | |
| Aged fail-to-deliver | 27,959 | |
| Other deductions and/or charges | - | |
| Total Deductions and/or Charges | | (174,351) |
| Net capital before haircuts on securities positions | | 2,381,535 |
| Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| Trading and investment securities - stocks and warrants | - | |
| Total Haircuts on Securities | | - |
| Net Capital | | $ 2,381,535 |
| **Computation Of Basic Net Capital Requirement** | | |
| Minimum net capital required | | $ 117,539 |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | | 250,000 |
| Net capital requirement (larger of the above) | | 250,000 |
| Excess net capital | | $ 2,131,535 |
| Net Capital less the greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | | $ 2,081,535 |
| **Computation Of Aggregate Indebtedness** | | |
| Total A.I. liabilities from Statement of Financial Condition | | $ 1,783,264 |
| Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1)(c)(1)(vii)) | | (20,183) |
| Total aggregate indebtedness | | $ 1,763,081 |
| Ratio of aggregate indebtedness to net capital | | .740 to 1 |

# ALPINE SECURITIES CORPORATION
# COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## September 30, 2013

| | | |
|---|---|---|
| **Credit Balances** | | |
| Free credit balances and other credit balances in customers' security accounts | $ | 211,156 |
| Customers' securities failed to receive | | 7,426 |
| Total Credit Items | | 218,582 |
| **Debit Balances** | | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions (Settlement date basis of accounting) | | 74,511 |
| Failed to deliver of customers' securities not older than 30 calendar days | | 124,849 |
| Total Debit Items | | 199,360 |
| **Reserve Computation** | | |
| Excess of total credits over total debits | $ | 19,222 |
| If computation permitted on a monthly basis, enter 105% of Excess of total debits over total credits | $ | 20,183 |
| Amount held on deposit in "Reserve Bank Accounts", including value of qualified securities, at end of reporting period | | 500,741 |
| Required deposit | | None |

# ALPINE SECURITIES CORPORATION
## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## September 30, 2013

State the market valuation and number of items of:

| | | |
|---|---|---|
| 1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3. | $ | - |
| A. Number of items | | 0 |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. | $ | - |
| A. Number of items | | 0 |
| 3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3. | | Yes |

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of Alpine Securities Corporation (the Company) for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures as we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure and procedures over financial reporting, computation and reconciliation of net capital requirements and computation of reserve requirements that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**Tarvaran Askelson & Company, LLP**

Tarvaran Askelson & Company

Laguna Niguel, California
November 14, 2013

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2013, which were agreed to by Alpine Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Alpine Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alpine Securities Corporation's management is responsible for the Alpine Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**Tarvaran Askelson & Company, LLP**

Tarvaran Askelson & Company

Laguna Niguel, CA
November 14, 2013